Mail Stop 3010

November 2, 2009

John J. Haley
Jupiter Saturn Holding Company
c/o Watson Wyatt Worldwide, Inc.
875 Third Avenue
New York, NY 10022

> **Re: Jupiter Saturn Holding Company**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 19, 2009**
> **File No. 333-161705**

Dear Mr. Haley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Towers Watson and its subsidiaries could encounter significant obstacles…, page 44

1.   We note your additional risk factor disclosure in response to comment 13. In order to put this risk in better context for investors, please explain what you mean by "run-off mode."

Background of the Merger, page 61

2.   We note that the merger agreement was amended on October 19, 2009. Please update this section of the prospectus to describe the purpose of the amendment and the negotiations leading up to the amendment.

3.   We reissue comment 20. Please revise to disclose the number of other candidates and clarify whether the board authorized discussions with any of these other candidates. If it did not, please disclose that fact and explain why it did not.

Opinion of Towers Perrin's Financial Advisor, page 80

4.   We note your response to prior comment 31. Please revise to disclose the assumptions underlying the Goldman Sachs opinion, which are described in your response.

Selected Transaction Analysis, page 84

5.   It appears that Goldman Sachs evaluated enterprise value as a multiple of LTM EBITDA and LTM EBIT, in addition to LTM Sales. Please expand the disclosure to include the results of these analyses or tell us why you have omitted them.

Opinion of Watson Wyatt's Financial Advisor, page 88

6.   We note that Bank of America Merrill Lynch conducted an analysis of selected precedent transactions. Please revise to include a summary of this analysis or tell us why you believe it is appropriate to omit this analysis.

Other Interests, page 98

7.   Refer to the disclosure at the top of page 101. Please revise to briefly explain the reason for granting options to the Watson Wyatt executive officers on September 9, 2009. Also, please tell us whether the option grants were registered or exempt from registration under the 1933 Act.

Senior Credit Facility, page 105

8.   To the extent known, please disclose the rate of interest under the Senior Credit Facility.

Conversion of Stock, Stock Options, and Other Awards, page 108

9.   We reissue comment 42. We note your revised disclosure on page 109; however, it is still unclear how you determined $6.55 million to be the "specified dollar amount." Please revise.

10.   We note your response to prior comment 44; however, we are unable to locate examples that illustrate how the merger consideration will be calculated for each group of stockholders. Please revise as previously requested or direct us to the applicable disclosure.

11.   Refer to the discussion of accounting for Watson Wyatt options on page 110. Please revise to clarify how you determined that 36,562 was the appropriate number to reflect the outstanding options, rather than the full amount of 125,648.

12.   Please refer to the penultimate bullet point on page 109. We note your statement that each Towers Perrin RSU (that is not held by a Guaranteed RSU Holder) will be converted into shares of Towers Watson restricted Class A common stock *equal to* the Towers Perrin final exchange ratio, subject to proration. Use of the final exchange ratio in this instance would produce a number of shares equal to 90% of the total shares of Towers Watson common stock received by Towers Perrin Shareholders, which would then be pro-rated to equal 10% of the total shares of Towers Watson common stock received by Towers Perrin security holders. Please revise to clarify, if true, that although the RSU holders' allocation will be based, in part, on the final exchange ratio, their allocation will not be "equal to" the final exchange ratio.

The Class R and Class S Elections, page 115

13.   We note your response to prior comment 46. Please revise the disclosure at the top of page 116 to state the specific age and years of service criteria that determine the Class R Eligible Participants. Also, please clarify whether the reference to a "select number" of Towers Perrin shareholders means that not all persons who meet the age and years of service criteria will be Class R Eligible Participants. Disclose any additional criteria that will apply.

Material Income Tax Considerations, page 133

14.   We note your response to prior comment 51. We also note that receipt of the tax opinions at closing is a waiveable condition to the merger

agreement. Considering that this is a waiveable condition, you must file final, executed tax opinions as exhibits to the registration statement, as required by Item 601(b)(8) of Regulation S-K. Please revise the disclosure to clarify that it is based on the opinion of counsel and file final, executed opinions as exhibits to the registration statement.

15.   Refer to the first full paragraph on page 139. Please tell us whether you intend to file the Milbank Tweed opinion as an exhibit to the registration statement. If not, please explain why. If you do plan to file it, please include the opinion in your exhibit index and provide a draft for us to review.

5. Pro Forma Adjustments, page 194

16.   Please tell us how you determined it was appropriate to record adjustment M) in your Pro Forma Condensed Combined Statement of Operations. Specifically, explain to us how this adjustment is factually supportable. Please refer to Article 11 of Regulation S-X.

Exhibit 5.1

17.   We note that counsel has assumed "completion of all corporate action required to be taken by the Company, Watson Wyatt and Towers Perrin to duly authorize the Indenture and the issuance of the Securities." Since counsel is opining on whether the securities are duly authorized, it is not appropriate for counsel to make this assumption. Please provide a revised opinion that omits the assumption or tell us why you believe it is appropriate.

18.   Please have counsel confirm to us in writing that the reference to Delaware General Corporation Law in paragraph (A.) includes statutory provisions, all applicable provisions of the Delaware Constitution, and reported judicial decisions interpreting these laws.

Exhibit 8.1

19.   We note that your form of opinion covers the registration statement "as amended by Amendment No. 1, dated October 19, 2009." Please be sure that the opinion covers the version of the registration statement at the time of effectiveness.

20.   We note that counsel relied on the Representation Letters in rendering its opinion. Please provide a revised opinion to clarify that counsel relied only on <u>factual</u> representations of the companies. Provide a similar clarification in Exhibit 8.2.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee at (202) 551-3693 or Kristi Marrone at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Via Facsimile
        Stephen Glover
        John Hess
        Gibson, Dunn & Crutcher

        Dave Schwartz
        Milbank, Tweed, Hadley & McCloy